# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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# FORM 8-K

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**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported):
February 12, 2008 (February 6, 2008)



**Alliance One International, Inc.**
(Exact name of registrant as specified in its charter)

| **Virginia** | **001-13684** | **54-1746567** |
|:---:|:---:|:---:|
| _____ | _____ | _____ |
| (State or other jurisdiction of Incorporation) | (Commission File Number) | (I.R.S. Employer Identification No.) |

8001 Aerial Center Parkway
Morrisville, NC 27560-8417
(Address of principal executive offices)

(919) 379-4300
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Alliance One International, Inc.**

**Item 4.02a   Non-Reliance on Previously Issued Financial Statements or a Related Audit
Report or Completed Interim Review.**

Alliance One International, Inc. (the "Company") determined that its previously issued Condensed Consolidated Balance Sheet as of September 30, 2007 and the related Condensed Consolidated Statements of Income, and Condensed Consolidated Statements of Cash Flows for the three and six month periods ended September 30, 2007 (the "Second Quarter Financial Statements") presented in its Quarterly Report on Form 10-Q for the period ended September 30, 2007 (the "Second Quarter 10-Q") should have reflected restructuring and asset impairment charges related to the sale of Compañía General de Tabacos de Filipinas, S.A. and its worldwide operating subsidiaries ("CdF") in the amount of $6.9 million.  The $6.9 million restructuring and asset impairment charge includes an asset impairment charge of $6.1 million on the sale of CdF which considers the $3.9 million currency translation account debit that was included in accumulated other comprehensive income as of September 30, 2007 and employee severance charges of $0.8 million The impact of this error was to understate restructuring and asset impairment costs by $6.9 million and to overstate net income by $6.6 million (after a related $0.3 million tax benefit) for the three months and six months ended September 30, 2007.  These impairment charges should have been booked in the second quarter financial statements but were erroneously included as a subsequent event.

At September 30, 2007, the Company performed a restructuring and asset impairment analysis and deemed it appropriate to defer application of this analysis until the quarter ending December 31, 2007, as reflected in Note 16 to the Second Quarter Financial Statements.  During the preparation of the Company's financial statements for the quarter ended December 31, 2007, management of the Company, determined that the Company should have recorded the restructuring and asset impairment charges related to the sale of CdF in the Second Quarter Financial Statements.  Upon making such determination, management of the Company promptly informed the Audit Committee of the Board of Directors.  The Company's management, in consultation with the Audit Committee concluded that it was necessary to restate the Second Quarter Financial Statements to include the impairment charges.

As a result, on February 6, 2008, management of the Company, in consultation with the Audit Committee of the Board of Directors of the Company concluded that the Second Quarter Financial Statements should no longer be relied upon.  The Company plans to amend and restate its Second Quarter 10-Q to reflect these changes as soon as practicable.

The Audit Committee and authorized officers of the Company have discussed the matters disclosed pursuant to this Item 4.02 (a) filing with the Company's independent registered public accounting firm, Deloitte & Touche LLP.

Management, in consultation with the Audit Committee, has concluded that these errors constitute a material weakness in the Company's internal controls over financial reporting as defined by the Public Company Accounting Oversight Board.

Alliance One International, Inc.

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: February 12, 2008                                   Alliance One International, Inc.
                                                          (Registrant)


                                                           /s/  Thomas G. Reynolds
                                                          _____

                                                          Thomas G. Reynolds
                                                          Vice President - Controller
                                                          (Chief Accounting Officer)